EXHIBIT 21

LIST OF SUBSIDIARIES
ZIONS BANCORPORATION
AT DECEMBER 31, 2014

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION/ORGANIZATION

Zions First National Bank	Federally chartered doing business in Utah, Idaho, and Wyoming

Amegy Corporation	Texas

California Bank & Trust	California

National Bank of Arizona	Federally chartered doing business in Arizona

Nevada State Bank	Nevada

Vectra Bank Colorado, National Association	Federally chartered doing business in Colorado and New Mexico

The Commerce Bank of Washington, National Association	Federally chartered doing business in Washington

The Commerce Bank of Oregon	Oregon

Cash Access, Inc.	Utah

Great Western Financial Corporation	Utah

PPS Data, LLC	Nevada

Stockmen’s (AZ) Statutory Trust II (not consolidated)	Connecticut

Stockmen’s (AZ) Statutory Trust III (not consolidated)	Connecticut

Welman Holdings, Inc.	Utah

Zions Insurance Agency, Inc.	Utah

Zions Management Services Company	Utah

ZMFU II, Inc.	Utah